SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 July 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Non-Executive Director Board Update dated 04 July 2024

Exhibit No: 99.1

4 July 2024

InterContinental Hotels Group PLC

Non-Executive Director Board Update

InterContinental Hotels Group PLC ("IHG") [LON:IHG, NYSE:IHG (ADRs)] announces that Daniela Barone Soares, Non-Executive Director, has taken the decision to step down from the IHG Board, with effect from 31 December 2024, to focus on other commitments.

Deanna Oppenheimer, Non-Executive Chair, IHG, commented: "On behalf of the Board, I would like to thank Daniela for her contribution to IHG. Her insights, particularly on the evolving ESG landscape, have been valuable in shaping how we grow the business and do so in a responsible way.

"Daniela will leave the Board at the end of the year and we wish her well for the future."

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,300 open hotels in more than 100 countries, and a development pipeline of over 2,000 properties.

● Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
● Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
● Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
● Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
● Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	04 July 2024